

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 4, 2013

<u>Via E-mail</u>
Connie Lai
Chief Financial Officer
Global Sources, Ltd.
Canon's Court
22 Victoria Street
Hamilton, HM 12 Bermuda

> **Re: Global Sources, Ltd.
>   Form 20-F for Fiscal Year Ended December 31, 2012
>   Filed April 26, 2013
>   File No. 000-30678**

Dear Ms. Lai:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Robert S. Littlepage for

               Larry Spirgel
               Assistant Director